Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	Q1 2010	For the Year Ended October 31, 2009
Return on Assets	1.01%	0.61%
Return on Equity	18.2%	11.8%
Dividend Payout Ratio	48%	81%
Equity to Asset Ratio (1)	6.68%	6.09%

(1)

On November 1, 2009, we adopted the guidance issued by FASB under Topic 810, Consolidation (FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51). FAS 160 requires that noncontrolling interests be reported as a component of total equity instead of mezzanine equity with retrospective application for disclosures. Prior to the adoption of this standard, we reported the Equity to Asset Ratio for the year ended October 31, 2009 to be 5.51%.

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.